Term sheet	Term sheet to
To prospectus dated May 30, 2006,	Product supplement no. 140-I
prospectus supplement dated May 30, 2006,	Underlying supplement no. 680
product supplement no. 140-I dated November 30, 2006, and	Registration Statement no. 333-134553
underlying supplement no. 680 dated January 10, 2007	Dated January 11, 2007
Rule 433

LEHMAN BROTHERS HOLDINGS INC.

$ Exchange Rate Adjusted Absolute Buffer Notes Linked to a Basket of the Dow Jones EURO STOXX 50® Index (SX5E), the FTSE 100 Index®(UKX), the TOPIX® Index (TPX) and the S&P®/ASX 200 Index (AS51)

General

•                  Senior unsecured obligations of Lehman Brothers Holdings Inc. maturing January 31, 2011†.

•                  Payment is linked to a basket of indices.  You may lose some or all of your investment.

•                  The notes are designed for investors who seek an enhanced return on any appreciation of a diversified basket of four indices at maturity. Investors will receive no interest payments and, if the Basket declines by more than 20%, will lose some or all of their principal.

•                  Minimum denominations of $1,000 and integral multiples thereof.

•                  The minimum initial investment is $10,000.

•                  The notes are expected to price on or about January 26, 2007†† (the “expected pricing date”) and are expected to settle on or about January 31, 2007.

Key Terms

Basket:

The notes are linked to a Basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the TOPIX® Index (which is also referred to as the Tokyo Stock Price Index) and the S&P®/ASX 200 Index (each a “Basket Index” and collectively the “Basket Indices”).

Basket Index Weights:

The Basket Index Weight of each Basket Index will be determined on the pricing date and will equal the quotient of the product of the Starting Basket Level multiplied by the Initial Percent Weighting of such Basket Index, which is set forth below, divided by the Initial USD Index Level of such Basket Index, which shall be calculated as follows:

	$1,000 x Initial Percent Weighting of such Basket Index
	each Basket Index	= Initial USD Index Level of such Basket Index (which equals Initial Local
	Weight	Currency Index Level of such Basket Index x Initial Exchange Rate
	with respect to such Basket Index)

	Basket Index	Bloomberg Ticker	Local Currency	Initial Percent Weighting
	Dow Jones EURO STOXX 50® Index	SX5E	EUR	36.52%
	FTSE 100 Index®	UKX	GBP	31.51%
	TOPIX® Index	TPX	JPY	23.91%
	S&P®/ASX 200 Index	AS51	AUD	8.06%
	Total			100.00%
	(continued on next page)

Investing in the Exchange Rate Adjusted Absolute Buffer Notes linked to a Basket involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 140-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 680 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 140-I dated November 30, 2006, underlying supplement no. 680 dated January 10, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 140-I, underlying supplement no. 680, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 140-I, underlying supplement no. 680, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 140-I, underlying supplement no. 680 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1)             The original issue price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

(2)             Lehman Brothers Inc. expects to receive $0 per $1,000 principal amount in commission.

LEHMAN BROTHERS

January 11, 2007

Initial USD Index Level:	The Initial USD Index Level of each Basket Index will be calculated as follows:
	Initial Local Currency Index Level	x	Initial Exchange Rate
	of such Basket Index		with respect to such Basket Index

The Initial Local Currency Index Level will be the closing level of such Basket Index on the pricing date.

The Initial Exchange Rate for the Euro is the mid-market exchange rate between the Euro and the U.S. dollar as displayed on Bloomberg Financial Markets page “EUR <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the pricing date, expressed as the number of U.S. dollars per Euro.

The Initial Exchange Rate for the British Pound is the mid-market exchange rate between the British Pound and the U.S. dollar as displayed on Bloomberg Financial Markets page “GBP <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the pricing date, expressed as the number of U.S. dollars per British Pound.

The Initial Exchange Rate for the Japanese Yen is the mid-market exchange rate between the Japanese Yen and the U.S. dollar as displayed on Bloomberg Financial Markets page “JPY <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the pricing date, expressed as the number of U.S. dollars per Japanese Yen.

The Initial Exchange Rate for the Australian dollar is the mid-market exchange rate between the Australian dollar and the U.S. dollar as displayed on Bloomberg Financial Markets page “AUD <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the pricing date, expressed as the number of U.S. dollars per Australian dollar.

Upside Participation Rate:	Expected to be between 127% and 132%. The Upside Participation Rate will be determined on the pricing date and will not be less than 127%.

Payment at Maturity:

If the Ending Basket Level is above the Starting Basket Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Participation Rate*. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return x Upside Participation Rate)
*The actual Upside Participation Rate will be set on the pricing date, is expected to be between 127% and 132% and will not be less than 127%.
If the Ending Basket Level is equal to the Starting Basket Level, you will receive a cash payment of $1,000 per $1,000 principal amount note.

If the Ending Basket Level is below the Starting Basket Level by an amount equal to or less than the Buffer Amount, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the absolute value of the Basket Return. Your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x the absolute value of Basket Return)

Your investment will be fully exposed to any decline in the Basket beyond the Buffer Amount. If the Ending Basket Level is below the Starting Basket Level by an amount more than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is below the Starting Basket Level. Accordingly, you will receive a cash payment per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x Basket Return)
You will lose some or all of your investment at maturity if the Ending Basket Level is below the Starting Basket Level by more than the Buffer Amount.

Buffer Amount	20%

Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket level, calculated as follows:
Ending Basket Level - Starting Basket Level
Starting Basket Level

Starting Basket Level:	Set equal to $1,000 on the pricing date.

Ending Basket Level:	The Basket Closing Level on the Observation Date.

Basket Closing Level:	For the Observation Date, the Basket Closing Level will be calculated as follows:
the sum of (Final USD Index Level) x (Basket Index Weight) for all Basket Indices

Final USD Index Level:	The Final USD Index Level for each Basket Index will be calculated as follows:
	Final Local Currency Index Level		x	Final Exchange Rate
	of such Basket Index			with respect to such Basket Index

The Final Local Currency Index Level is the closing level of such Basket Index on the Observation Date.

The Final Exchange Rate for the Euro is the mid-market exchange rate between the Euro and the U.S. dollar as displayed on Bloomberg Financial Markets page “EUR <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the Observation Date, expressed as the number of U.S. dollars per Euro.

The Final Exchange Rate for the British Pound is the mid-market exchange rate between the British Pound and the U.S. dollar as displayed on Bloomberg Financial Markets page “GBP <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the Observation Date, expressed as the number of U.S. dollars per British Pound.

The Final Exchange Rate for the Japanese Yen is the mid-market exchange rate between the Japanese Yen and the U.S. dollar as displayed on Bloomberg Financial Markets page “JPY <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the Observation Date, expressed as the number of U.S. dollars per Japanese Yen.

The Final Exchange Rate for the Australian dollar is the mid-market exchange rate between the Australian dollar and the U.S. dollar as displayed on Bloomberg Financial Markets page “AUD <Index> <GO>” (or its equivalent successor if such page is not available) as of 4:30 p.m. (London time) on the Observation Date, expressed as the number of U.S. dollars per Australian dollar.

Observation Date:	January 26, 2011†

Maturity Date:	January 31, 2011†

†                     Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 140-I.

††               The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences.”

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 140-I and underlying supplement no. 680. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 140-I, underlying supplement no. 680, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 140-I and “Risk Factors” in the accompanying underlying supplement no. 680, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•                  Product supplement no. 140-I dated November 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000095013606009950/file1.htm

•                  Underlying supplement no. 680 dated January 10, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907001610/a07-1299_342462.htm

•                  MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•                  Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Participation Rate, while also generating positive returns in the event of a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss:  If the Ending Basket Level declines by more than 20%, for every 1% decline of the Basket beyond the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes.

•                  Diversification Among the Basket Indices: The return of the notes is linked to a Basket consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the TOPIX® Index and the S&P®/ASX 200 Index.  The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.  The FTSE 100 Index® consists of the 100 largest stocks traded on the London Stock Exchange Plc (the “LSE”) and is a capitalization-weighted index.  The TOPIX® Index is a weighted index of stocks listed on the First Section of the Tokyo Stock Exchange, Inc. (the “TSE”) and measures changes in the aggregate market value of these stocks.  These companies whose stocks trade on the First Section are typically larger, longer established and more actively traded issuers.  The S&P®/ASX 200 Index is Australia’s premier large capitalization tradeable equity index, and is Australia’s institutional benchmark.  For additional information about each Basket Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index,” “The FTSE 100 Index®,” “The TOPIX® Index” and “The S&P®/ASX 200 Index” in the accompanying underlying supplement no. 680.

•                  Certain U.S. Federal Income Tax Consequences: The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that the notes should be treated as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 140-I, and will be based on certain factual representations to be received from us on or prior to the pricing date.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Indices or any of the stocks underlying the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 140-I and in the “Risk Factors” section of the accompanying underlying supplement no. 680.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Loss: The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Basket Level beyond the 20% buffer as compared to the Starting Basket Level.

•                  Certain Built-in Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the cost of hedging our obligations under the notes through one or more of our affiliates or unaffiliated counterparties. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•                  The Basket Indices Are Not Equally Weighted: The Initial Percent Weightings of the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the TOPIX® Index and the S&P®/ASX 200 Index are 36.52%, 31.51%, 23.91% and 8.06%, respectively. One consequence of such an unequal weighting of the Basket Indices is that the same percentage change in any of the USD index levels of the Basket Indices would have different effects on the Ending Basket Level.

•                  Fluctuations in Foreign Exchange Rates May Negatively Impact the Value of the Notes: On the Observation Date, we will calculate the Final USD Index Level for each Basket Index, and each Final USD Index Level will be multiplied by its respective Basket Index Weight and the sum of such products shall equal the Ending Basket Level, which will be used to calculate the Basket Return and in turn the payment at maturity, if any. The Final USD Index Level for each Basket Level will reflect, in addition to any change in the Final Local Currency Index Level as compared to the Initial Local Currency Index Level, any change in the exchange rate between such local currency and the U.S. dollar between the pricing date and the Observation Date. Accordingly, any appreciation in the local currency index level of a Basket Index, which might otherwise increase the value of the notes, may be offset by any depreciation in the local currency of such Basket Index against the U.S. dollar. As a result, if the U.S. dollar appreciates against one or more local currencies of the Basket Indices, we expect the value of the notes will generally decrease, and, conversely, if the U.S. dollar depreciates against one or more local currencies of the Basket Indices, we expect that the value of the notes will generally increase. Furthermore, the depreciation of the U.S. dollar against the local currency of one Basket Index may be offset by the appreciation of the U.S. dollar against the local currency of another Basket Index, depending in part on the respective Basket Index Weights. It is possible that an appreciation in the U.S. dollar against one or more local currencies of the Basket Indices may cause the Ending Basket Level to be below the Starting Basket Level by an amount more than the Buffer Amount at maturity, even though the Final Local Currency Index Levels have not fallen below the Initial Local Currency Index Levels by a total percentage more than the Buffer Amount of 20%.

•                  No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Basket Indices would have.

•                  Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•                  Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the expected volatility of the Basket Indices;

•                  the time to maturity of the notes;

•                  the dividend rate on the stocks underlying the Basket Indices;

•                  interest and yield rates in the market generally;

•                  the volatility of the exchange rate between the U.S. dollar and each of the local currencies of the Basket Indices;

•                  the correlation between the exchange rate between the U.S. dollar and each of the local currencies of the Basket Indices and the Basket Indices;

•                  a variety of economic, financial, political, regulatory or judicial events; and

•                  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples of amounts payable at maturity reflect a Starting Basket Level of $1,000 and assume an Upside Participation Rate of 129.5% (based upon the midpoint of the expected Upside Participation Rate range).

Example 1: The level of the Basket increases from a Starting Basket Level of $1,000 to an Ending Basket Level of $1,200. Because the Ending Basket Level of $1,200 is above the Starting Basket Level of $1,000, the investor will receive a payment at maturity of $1,259 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x 20% x 129.5%) = $1,259

This hypothetical payment amount results in a hypothetical total pre-tax rate of return of 25.90% and a hypothetical annualized pre-tax rate of return of 5.93%.

Example 2: The Ending Basket Level of $1,000 is equal to the Starting Basket Level of $1,000.  Because the Ending Basket Level of $1,000 is equal to the Starting Basket Level of $1,000, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x 0% x 129.5%) = $1,000

This hypothetical payment amount results in a hypothetical total pre-tax rate of return of 0% and a hypothetical annualized pre-tax rate of return of 0%.

Example 3: The level of the Basket decreases from a Starting Basket Level of $1,000 to an Ending Basket Level of $800. Because the Ending Basket Level of $800 is below the Starting Basket Level of $1,000 by not more than the Buffer Amount of 20%, the investor will receive a payment at maturity of $1,200 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 | -20% |) = $1,200

This hypothetical payment amount results in a hypothetical total pre-tax rate of return of 20.00% and a hypothetical annualized pre-tax rate of return of 4.66%.

Example 4: The level of the Basket decreases from a Starting Basket Level of $1,000 to an Ending Basket Level of $790. Because the Ending Basket Level of $790 is below the Starting Basket Level of $1,000 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor will receive a payment at maturity of $790 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -21%) = $790

This hypothetical payment amount results in a hypothetical total pre-tax rate of return of -21.00% and a hypothetical annualized pre-tax rate of return of -5.72%.

Example 5: The level of the Basket decreases from a Starting Basket Level of $1,000 to an Ending Basket Level of $600. Because the Ending Basket Level of $600 is below the Starting Basket Level of $1,000 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor will receive a payment at maturity of $600 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -40%) = $600

This hypothetical payment amount results in a hypothetical total pre-tax rate of return of -40.00% and a hypothetical annualized pre-tax rate of return of -11.99%.

Historical Information

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of principal.

Historical Performance of Local Currency Indices Without Exchange Rate Adjustment:  The following graphs set forth the historical quarterly performance of each Basket Index from January 2, 2001 through January 11, 2007 with no exchange rate adjustment. The closing level of the Dow Jones EURO STOXX 50® Index on January 11, 2007 was 4165.9. The closing level of the FTSE 100 Index® on January 11, 2007 was 6230.1.  The closing level of the TOPIX® Index on January 11, 2007 was 1656.7. The closing level of the S&P®/ASX 200 Index on January 11, 2007 was 5564.9.

Historical Performance of Indices With Exchange Rate Adjustment:  The following graph sets forth the U.S. dollar adjusted historical quarterly performance of each Basket Index from January 2, 2001 through January 11, 2007.  The U.S. dollar adjusted closing level of the Dow Jones EURO STOXX 50® Index on January 11, 2007 was 5372.3. The U.S. dollar adjusted closing level of the FTSE 100 Index® on January 11, 2007 was 12120.7.  The U.S. dollar adjusted closing level of the TOPIX® Index on January 11, 2007 was 13.8.  The U.S. dollar adjusted closing level of the S&P®/ASX 200 Index on November 29, 2006 was 4347.3.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $      additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $     , $      and $     , respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.